EXHIBIT 99.1

Hydro: Main Construction Contract for Qatalum Awarded

OSLO, Norway, Nov. 23, 2006 (PRIMEZONE) -- The Qatalum project, a 50% joint venture with Qatar Petroleum and Hydro, to construct a new primary aluminium plant in Mesaieed Industrial City, Qatar, is progressing according to schedule. Today QP and Hydro have signed a key contract with the Canadian company SNC-Lavalin International Inc, for the construction of the main buildings and related project infrastructure.

The scope of the contract for the service areas and potroom building totals approximately USD700 million. Once detailed engineering is completed, construction activities are scheduled to begin in November 2007. The project milestones include a final decision to proceed by the partners in July 2007, with first liquid metal production planned for fourth quarter 2009. The plant shall be in full production during second quarter of 2010.

Qatalum will be the largest primary aluminium plant ever built in one step. The project is very much in line with Qatar Petroleum long-term growth strategy to diversify its energy portfolio, and is an important element in Hydro's strategy to reposition its upstream aluminium operations. The primary aluminium capacity will be 585,000 tonnes at full operation, which is 15,000 tonnes higher than initially planned. Future expansion plans would increase production up to 1.2 million tonnes per year. The total project includes the potrooms, anode production, casthouses, gas fired power plant and port facilities.

Including escalation from 2004 to 2006, currency effects and design changes, the revised capital investment estimate for the total Qatalum project is in the range of USD4.5 billion. In 2004, cost estimates were approximately USD3 billion.

Preparations for the Qatalum project have been ongoing since the partners entered into a first agreement in December 2004. It will be based on Hydro's captive technology for potroom and casthouse, with the world-class environmental performance. When in operation, Qatalum will provide approximately 1,100 jobs in the local community, and will be a part of expanding Qatar's economic diversification. Qatalum will create new market for suppliers and subcontractors for local markets in the Gulf region.

Qatalum operating costs will be among the lowest in the industry, positioning itself as a highly competitive smelter. Qatalum's dedicated electrical power generation plant will be supplied gas by Qatar Petroleum under a long-term gas contract.

Qatalum production capacity will help meet the strong global demand for primary aluminium products. The Qatalum casthouses will have the capacity to deliver all metal as value added products, serving customers in Europe, Asia and North America.

Qatalum will draw upon Hydro's operational experience as a world leader in the aluminium sector, and will utilize technology improvements from Hydro's aluminium plant in Sunndal, Norway.

About the partners

Qatar Petroleum (previously known as Qatar General Petroleum Corporation) was established in 1974 as a national corporation completely owned by the State of Qatar. Qatar Petroleum is responsible for all oil and gas industry processes in Qatar and abroad, including the exploration and drilling for oil, natural gas and other hydrocarbon substances, production, refining, transport and storage of the aforementioned substances and any of their derivatives and by-products, as well as trading in, distribution, sale and export of these substances.

Hydro is a Fortune 500 energy and aluminium company with 33,000 employees in nearly 40 countries. We are a leading offshore producer of oil and gas, a major aluminium supplier and a leader in the development of renewable energy sources. Our mission is to strengthen the viability of the customers and communities we serve.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled," "targeted," "planned," "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information -- Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

             Press contact              Investor contact
 Contact     Thomas Knutzen             Stefan Solberg
 Telephone   +47 22539115               +47 22533539
 Cellular    +47 90612359               +47 91727528
 E-mail      Thomas.Knutzen@hydro.com   Stefan.Solberg@hydro.com

 Norsk Hydro ASA
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